Exhibit 99.1
Qiao Xing Universal Reports 2005 Financial Results
—Company’s Revenue Rise 42.4% and Net Income Increase by over 900%
     HUIZHOU, Guangdong, China, June 20 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced that today it files its 2005 annual report on Form 20-F with SEC. For the fiscal year 2005, the Company recorded:
—	Net sales of US$356 million, increasing by 42.4% over that for 2004,
—	Gross margin ratio of 17.0% versus 11.1% for 2004
—	Income from operations increased by around 400% to US$45 million, compared with US$8 million for 2004
—	Net income of US$31 million, compared with US$3 million for 2004, an increase of 987%.
     The Company achieved a positive operating cash flows and that the Basic and Diluted EPS before extraordinary gain should increase in excess of 700% to US$1.44 on stellar performance from subsidiary CEC Telecom Co., Ltd. Basic earnings per share, as well as diluted earnings per share, after extraordinary gain for 2005 for the Company was US$1.68 compared with US$0.17 for 2004.
     Mr. Wu Rui Lin, Chairman of XING, said, “We are pleased that the Company’s financial results have improved significantly over past years, indication that we have found our place in this fiercely competitive business sector in which we operate. Among our many competitive advantages, one is our devoted emphasis on research and development, with our strong team who are capable of continuously coming up with innovative ideas and turning them into products. Being a local player with an extensive sales network has allowed us to develop a deep understanding of consumer needs and tastes. This knowledge, updated constantly and shared freely among those involved, is put to use without delay especially by our product development people. This explains why our new products follow closely the latest trends and are invariably met with warm reception in the market.”
     Mr. Wu Zhi Yang, Chairman of CECT and Vice-chairman of XING, said, “Only a few years after it became a member of XING, CECT’s sales revenue has grown sevenfold to become one of the major local players in China’s mobile handset market. Not only is it fast growing, it has outstanding profit numbers as compared with its local rivals. Its winning business model, consisting of high-end product strategy, product differentiation, continuous business process improvement and vigorous cost control, is at the heart of this stellar performance.”

2005 income statement follows:
Income Statement
QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONSAND COMPREHENSIVE INCOME
(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Note	2003	2004	2005
		Rmb'000	Rmb'000	Rmb'000	US$'000
		(Restated)	(Restated)	(Note 3)

Net sales		1,843,282	2,019,081	2,874,336	356,166
Cost of goods sold		(1,598,615)	(1,795,482)	(2,385,287)	(295,567)

Gross profit		244,667	223,599	489,049	60,599

Operating expenses:
Selling expenses		(74,885)	(27,873)	(29,227)	(3,622)
General and administrative expenses		(78,814)	(100,062)	(61,503)	(7,621)
Research and development		(6,649)	(10,449)	(20,694)	(2,564)
In process research and development		(21,826)	—	—	—
Amortization of acquired intangible assets		(27,425)	(11,044)	(10,159)	(1,259)
Impairment of acquired intangible assets		—	—	(3,852)	(477)

Income from operations		35,068	74,171	363,614	45,056

Interest income		3,045	492	7,130	883
Exchange loss, net		—	—	(2,659)	(329)

	Note	2003	2004	2005
		Rmb'000	Rmb'000	Rmb'000	US$'000
		(Restated)	(Restated)	(Note 3)

Interest expense	32	(18,985)	(27,060)	(41,752)	(5,174)
Gain on disposal of subsidiary	29.f	—	—	10,307	1,277
Gain on disposal of equity investee	12	—	41,465	1,579	196
Gain on disposal of other equity investments		—	—	5,035	624
Other income, net		2,088	1,597	640	79

Income before income tax		21,216	90,665	343,894	42,612

Provision for income tax	23	—	(10,404)	(27,813)	(3,446)

Income before minority interests		21,216	80,261	316,081	39,166

Minority interests		(35,748)	(56,763)	(102,870)	(12,747)
Equity in earnings of equity investees	12	6,802	(624)	—	—

Net (loss) income before extraordinary gain		(7,730)	22,874	213,211	26,419

Extraordinary gain on acquisition of minority interests	29.f	—	—	35,486	4,397

Net (loss) income		(7,730)	22,874	248,697	30,816

Other comprehensive (loss) income Translation adjustments		(746)	70	1,821	226

Comprehensive (loss) income		(8,476)	22,944	250,518	31,042

	Note	2003	2004	2005
		Rmb'000	Rmb'000	Rmb'000	US$'000
		(Restated)	(Restated)	(Note 3)

Basic (loss) earnings per common share
Before extraordinary gain	25	Rmb (0.50)	Rmb 1.39	Rmb 11.64	US$ 1.44
Extraordinary gain	25	—	—	Rmb 1.94	US$ 0.24

After extraordinary gain	25	Rmb (0.50)	Rmb 1.39	Rmb 13.58	US$ 1.68

Diluted (loss) earnings per common share
Before extraordinary gain	25	Rmb (0.50)	Rmb 1.38	Rmb 11.64	US$ 1.44
Extraordinary gain	25	—	—	Rmb 1.94	US$ 0.24

After extraordinary gain	25	Rmb (0.50)	Rmb 1.38	Rmb 13.58	US$ 1.68

Weighted average number of shares outstanding
- Basic		15,420,000	16,443,000	18,319,000	18,319,000
- Diluted		15,420,000	16,559,527	18,320,000	18,320,000
     The accompanying notes are an integral part of these consolidated financial statements.
     Forward-looking statements
     This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.
     For more information, please contact:
Rick Xiao
IR Director of Qiao Xing
Tel: +86-752-2820268
Email: rickxiao@qiaoxing.com
     SOURCE Qiao Xing Universal Telephone, Inc.
     -0-                06/14/2006
     /CONTACT: Rick Xiao, IR Director of XING, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)